Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$141,582	$125,474	$162,141	$183,997	$131,882
Fixed charges	167,574	150,881	135,114	117,819	117,240
Adjusted earnings	$309,156	$276,355	$297,255	$301,816	$249,122

Fixed charges:
Interest expense (including net amortization of debt premiums and discounts and debt issuance costs)	$167,574	$150,881	$135,114	$117,819	$117,240

Ratio of Earnings to Fixed Charges	1.8x	1.8x	2.2x	2.6x	2.1x